UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 31, 2024

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2023 to 31 December 2023

31 January 2024

Novo Nordisk's sales increased by 31% in Danish kroner and by 36% at constant exchange rates to DKK 232.3 billion in 2023

•Operating profit increased by 37% in Danish kroner and by 44% at constant exchange rates (CER) to DKK 102.6 billion.
•Sales in North America Operations increased by 50% in Danish kroner (54% at CER). Sales in International Operations increased by 11% in Danish kroner (16% at CER).

•Sales within Diabetes and Obesity care increased by 38% in Danish kroner to DKK 215.1 billion (42% at CER), mainly driven by GLP-1 diabetes sales growth of 48% in Danish kroner (52% at CER) and Obesity care growing by 147% in Danish Kroner to DKK 41.6 billion (154% at CER). Rare disease sales decreased by 16% measured in Danish kroner (15% at CER) reflecting a reduction in manufacturing output.

•In January 2024, Novo Nordisk successfully completed the first phase 3a trial with IcoSema, a fixed-ratio once-weekly combination of basal insulin icodec and semaglutide and a phase 1 trial with oral amycretin within Obesity care.
•For the 2024 outlook, sales growth is expected to be 18-26% at CER, and operating profit growth is expected to be 21-29% at CER. Sales and operating profit growth reported in Danish kroner is expected to be 1 and 2 percentage points lower than at CER, respectively.
•At the Annual General Meeting on 21 March 2024, the Board of Directors will propose a final dividend of DKK 6.40 for 2023 per share. The expected total dividend for 2023 is DKK 9.40 per share, of which DKK 3.00 was paid as interim dividend in August 2023. The Board of Directors has decided to initiate a new share repurchase programme of up to DKK 20 billion.

PROFIT AND LOSS	2023	2022	Growth as reported	Growth at CER*
DKK million
Net sales	232,261	176,954	31%	36%
Operating profit	102,574	74,809	37%	44%

Net profit	83,683	55,525	51%	N/A
Diluted earnings per share (in DKK)	18.62	12.22	52%	N/A
* CER: Constant exchange rates (average 2022).

Lars Fruergaard Jørgensen, president and CEO: "We are very pleased with the strong performance in 2023 reflecting that more than 40 million people are now benefiting from our innovative diabetes and obesity treatments. We continue to make progress on our strategic aspirations. Our focus in 2024 will be on reaching more patients, progressing and expanding our pipeline as well as the continued significant expansion of our production capacity."

On 31 January 2024 at 13.00 CET, corresponding to 07.00 am EST, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 2 of 33
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Other Serious Chronic Disease (OSCD) has been renamed to Cardiovascular & Emerging Therapy Areas to reflect that cardiovascular disease is the main strategic priority.

Performance highlights for 2023 (blue indicates fourth-quarter developments)

PERFORMANCE HIGHLIGHTS

Purpose and sustainability (ESG)
Progress towards zero environmental impact:
–Carbon emissions from operations and transportation decreased by 34% compared to 2019 (decreased by 8% compared to 2022)
Adding value to society:
–Medical treatment provided to 40.5 million people living with diabetes
–Reached more than 52,000 children in Changing Diabetes® in Children programme

–Human insulin with more flexible storage without refrigeration now approved in 29 countries
–Partnership with Aspen to produce human insulin for people living with diabetes in Africa

Being recognised as a sustainable employer:
–Share of women in senior leadership positions has increased to 41% from 39% in 2022

Innovation and therapeutic focus
Further raise innovation bar for diabetes treatment:
–Regulatory submission of once-weekly insulin icodec in the EU, the US and China
–Successful completion of phase 3 trial with higher doses of oral semaglutide
–Initiation of phase 3a trial with CagriSema in type 2 diabetes
–FLOW kidney outcomes trial stopped based on interim analysis due to efficacy
–Successful completion of phase 3 trial with IcoSema

Develop superior treatment solutions for obesity:
–Successful completion of phase 3 trial with 50 mg of oral semaglutide
–Successful completion of SELECT cardiovascular outcomes trial
–Successful completion of STEP HFpEF phase 3 trials

–Acquisition of Inversago Pharma and phase 2 trial initiated with INV-202 and phase 1 trial initiated with INV-347
–Successful completion of phase 1 trial with oral amycretin

Strengthen and progress Rare disease pipeline:
–Somapacitan approved in the US, EU and Japan for the treatment of growth hormone deficiency in children

Establish presence in Cardiovascular & Emerging Therapy Areas:
–Phase 1 trials initiated with cell therapy treatment in heart failure and Parkinson's disease
–Acquisition of ocedurenone for the treatment of hypertension
–Phase 1 trial initiated with ANGPTL3i mAb
–Phase 1 trial initiated with VAP-1i in MASH

Commercial execution
Strengthen diabetes leadership to more than one-third: –Diabetes value market share increased by 1.9 percentage points to 33.8% (MAT)
More than DKK 25 billion in Obesity sales by 2025:
–Obesity care sales increased by 154% (CER) to DKK 41.6 billion

Secure a sustained growth outlook for Rare Disease:
–Rare disease sales decreased by 15% (CER) to DKK 17.2 billion

Financials
Deliver solid sales and operating profit growth: –Sales growth of 36% (CER) –Operating profit growth of 44% (CER)
Drive operational efficiencies:
–Operational leverage reflecting sales growth

Enable attractive capital allocation to shareholders:
–Free cash flow of DKK 68.3 billion
–DKK 61.7 billion returned to shareholders

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 3 of 33
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR 2023

PROFIT AND LOSS	2023	2022	2021	2020	2019	% change 2023 to 2022	% change 2023 to 2022 at CER
(Amounts are in DKK million, except for earnings per share)

Net sales 1)	232,261	176,954	140,800	126,946	122,021	31%	36%

Gross profit	196,496	148,506	117,142	106,014	101,933	32%	37%
Gross margin	84.6%	83.9%	83.2%	83.5%	83.5%

Sales and distribution costs	(56,743)	(46,217)	(37,008)	(32,928)	(31,823)	23%	26%
Percentage of sales	24.4%	26.1%	26.3%	25.9%	26.1%

Research and development costs	(32,443)	(24,047)	(17,772)	(15,462)	(14,220)	35%	37%
Percentage of sales	14.0%	13.6%	12.6%	12.2%	11.7%

Administrative costs	(4,855)	(4,467)	(4,050)	(3,958)	(4,007)	9%	11%
Percentage of sales	2.1%	2.5%	2.9%	3.1%	3.3%

Other operating income and expenses	119	1,034	332	460	600	(88%)	(88%)

Operating profit (EBIT) 1)	102,574	74,809	58,644	54,126	52,483	37%	44%
Operating margin	44.2%	42.3%	41.7%	42.6%	43.0%

Financial items (net)	2,100	(5,747)	436	(996)	(3,930)	(137%)	N/A

Profit before income taxes	104,674	69,062	59,080	53,130	48,553	52%	N/A

Income taxes	(20,991)	(13,537)	(11,323)	(10,992)	(9,602)	55%	N/A
Effective tax rate	20.1%	19.6%	19.2%	20.7%	19.8%

Net profit	83,683	55,525	47,757	42,138	38,951	51%	N/A
Net profit margin	36.0%	31.4%	33.9%	33.2%	31.9%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	9,413	7,362	6,025	5,753	5,661	28%	N/A
Capital expenditure (PP&E)	25,806	12,146	6,335	5,825	8,932	112%	N/A
Net cash generated from operating activities	108,908	78,887	55,000	51,951	46,782	38%	N/A
EBITDA 1)	111,987	82,171	64,669	59,879	58,144	36%	N/A
Free cash flow 1)	68,326	57,362	29,319	28,565	34,451	19%	N/A

Total assets	314,486	241,257	194,508	144,922	125,612	30%	N/A
Equity	106,561	83,486	70,746	63,325	57,593	28%	N/A
Equity ratio	33.9%	34.6%	36.4%	43.7%	45.8%

Diluted earnings per share / ADR (in DKK)	18.62	12.22	10.37	9.01	8.19	52%	N/A
Total dividend per share 2)	9.40	6.20	5.20	4.55	4.18	52%	N/A

Payout ratio 3)	50.2%	50.3%	49.6%	50.0%	50.5%

1) See appendix 7: Non-IFRS financial measures (additional information).
2) Total dividend for the financial year 2023 including proposed final dividend of DKK 6.40 per share and interim dividend paid in August 2023 of DKK 3.00 per share.
3) Total dividend for the year as a percentage of net profit.

The Board of Directors and Executive Management have approved the Annual Report 2023 of Novo Nordisk A/S including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this unaudited financial statement containing condensed financial information for 2023. This financial statement is prepared in accordance with the recognition and measurement requirements of the IFRS Accounting Standards as issued by IASB and IFRS as endorsed by the EU.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 4 of 33
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 31% measured in Danish kroner and by 36% at CER in 2023, driven by Diabetes care sales growth of 29% (CER) and Obesity care sales growth of 154% (CER). Rare disease sales decreased by 15% (CER). Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies.

Sales split per therapy	Sales 2023 DKK million	Sales 2022 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Injectable GLP-1	104,382	72,072	45%	50%	56%
- Ozempic®	95,718	59,750	60%	66%	62%
- Victoza®	8,664	12,322	(30%)	(28%)	(6%)
Rybelsus®	18,750	11,299	66%	71%	13%

Total GLP-1	123,132	83,371	48%	52%	69%

Long-acting insulin[1]	14,905	16,741	(11%)	(8%)	(2%)

Premix insulin[2]	9,574	10,562	(9%)	(1%)	0%

Fast-acting insulin[3]	15,949	17,463	(9%)	(7%)	(2%)

Human insulin	7,594	8,186	(7%)	(8%)	(1%)

Total insulin	48,022	52,952	(9%)	(6%)	(5%)

Other Diabetes care[4]	2,312	3,225	(28%)	(15%)	(1%)

Total Diabetes care	173,466	139,548	24%	29%	63%

Wegovy®	31,343	6,188	407%	420%	41%
Saxenda®	10,289	10,676	(4%)	0%	0%

Total Obesity care	41,632	16,864	147%	154%	41%

Diabetes and Obesity care total	215,098	156,412	38%	42%	104%

Rare disease segment
Rare blood disorders[5]	11,776	11,706	1%	3%	0%

Rare endocrine disorders[6]	3,836	7,138	(46%)	(47%)	(4%)

Other Rare disease[7]	1,551	1,698	(9%)	(4%)	0%

Rare disease total	17,163	20,542	(16%)	(15%)	(4%)

Total sales	232,261	176,954	31%	36%	100%

1) Comprises Tresiba®, Xultophy® and Levemir®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 5 of 33
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 24% measured in Danish kroner and by 29% at CER to DKK 173,466 million driven by growth of GLP-1-based products. Novo Nordisk has improved the global diabetes value market share over the last 12 months to 33.8% from 31.9% in line with the aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one-third in 2025. The market share increase was driven by market share gains in both North America Operations and International Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from November 2022 and November 2023 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa; Region China covers mainland China, Hong Kong and Taiwan; Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	November	November	Sales 2023 DKK million	Growth at CER
	2023	2022

Global	33.8%	31.9%	173,466	29%
North America Operations	35.2%	33.5%	95,632	36%
- The US	34.8%	33.3%	87,768	35%
International Operations	28.3%	26.2%	77,834	20%
- EMEA *	30.8%	28.9%	39,673	20%
- Region China **	32.2%	32.5%	15,948	13%
- Rest of World ***	22.9%	19.6%	22,213	27%

Source: IQVIA, November 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1-based therapies for type 2 diabetes
Sales of GLP-1-based products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 48% measured in Danish kroner and by 52% at CER to DKK 123,132 million. The estimated global GLP-1 share of total diabetes prescriptions has increased to 6.0% compared with 4.5% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 54.8% value market share.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	November	November	Sales 2023 DKK million	Growth at CER
	2023	2022

Global	54.8%	54.9%	123,132	52%
North America Operations	53.1%	53.6%	84,515	52%
- The US	52.1%	52.7%	77,683	50%
International Operations	71.2%	63.7%	38,617	53%
- EMEA *	65.4%	60.0%	20,725	42%
- Region China **	76.6%	64.4%	6,208	79%
- Rest of World ***	83.8%	73.2%	11,684	61%

Source: IQVIA, November 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area. Note: the estimated GLP-1 share of prescriptions is based on volume packs from IQVIA. Volume packs are converted into full-year patients/prescriptions based on WHO assumptions for average daily doses or if not available, Novo Nordisk assumptions.

Rybelsus® sales increased by 66% measured in Danish kroner and by 71% at CER to DKK 18,750 million. Sales growth was driven by North America Operations as well as EMEA and Rest of World.

Ozempic® sales increased by 60% measured in Danish kroner and by 66% at CER to DKK 95,718 million. Sales growth was driven by both North America Operations and International Operations. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across geographies.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 6 of 33
Victoza® sales decreased by 30% measured in Danish kroner and by 28% at CER to DKK 8,664 million as the GLP-1 market is moving towards once-weekly and tablet-based treatments. The sales decline was mainly driven by North America Operations.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 48% measured in Danish kroner and by 52% at CER. Novo Nordisk is the market leader with a 53.1% value market share. The estimated GLP-1 share of total diabetes prescriptions has increased to 15.5% compared with 10.7% 12 months ago.

Sales of GLP-1 in the US increased by 50% at CER. The sales increase was driven by continued uptake of Ozempic® and Rybelsus®, partially offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by unfavourable channel and payer mix as well as rebate enhancements.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class more than 30% in the fourth quarter of 2023 compared to the fourth quarter of 2022. Novo Nordisk is the market leader with 53.5% measured by total monthly prescriptions and 49.7% measured by new-to-brand prescriptions.

International Operations
Sales of GLP-1 diabetes products in International Operations increased by 47% measured in Danish kroner and by 53% at CER. Sales growth is driven by all geographical areas. The estimated GLP-1 share of total diabetes prescriptions has increased to 3.8% compared with 3.0% 12 months ago. Novo Nordisk is the market leader with a value market share of 71.2% compared to 63.7% 12 months ago.

EMEA
Sales in EMEA increased by 40% measured in Danish kroner and by 42% at CER. The sales growth reflects the uptake of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. Novo Nordisk remains the market leader in EMEA with a value market share of 65.4%. The estimated GLP-1 share of total diabetes prescriptions has increased to 5.1% compared with 4.2% 12 months ago.

Region China
Sales in Region China increased by 66% measured in Danish kroner and by 79% at CER. The sales growth reflects the uptake of Ozempic®. The GLP-1 share of total diabetes prescriptions has increased to 3.3% compared with 2.4% 12 months ago. Novo Nordisk is the market leader in Region China with a value market share of 76.6%.

Rest of World
Sales in Rest of World increased by 54% measured in Danish kroner and by 61% at CER. The sales growth reflects increased sales of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. The estimated GLP-1 share of total diabetes prescriptions has increased to 2.3% compared with 1.8% 12 months ago. Novo Nordisk remains the market leader with a value market share of 83.8%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 7 of 33
Insulin
Sales of insulin decreased by 9% measured in Danish kroner and by 6% at CER to DKK 48,022 million. Sales decline at CER was driven by declining sales in the US and Region China.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	November	November	Sales 2023 DKK million	Growth at CER
	2023	2022

Global	45.4%	46.6%	48,022	(6%)
North America Operations	37.2%	38.5%	10,792	(23%)
- The US	37.0%	38.1%	9,818	(25%)
International Operations	48.0%	49.4%	37,230	0%
- EMEA *	47.3%	47.2%	18,287	3%
- Region China **	40.2%	48.4%	8,848	(7%)
- Rest of World ***	57.7%	56.4%	10,095	4%

Source: IQVIA, November 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

North America Operations
Sales of insulin in North America Operations decreased by 26% measured in Danish kroner and by 23% at CER. The sales decrease in the US was driven by lower realised prices due to channel and payer mix and rebate enhancements as well as a decline in volume with the US insulin volume market declining 3% compared to 2022. Novo Nordisk has a volume market share of 37.0% of the total US insulin market.

International Operations
Sales of insulin in International Operations decreased by 4% measured in Danish kroner, and remained unchanged at CER. The sales increase at CER was driven by Rest of World and EMEA, partially countered by lower insulin sales in Region China due to the implementation of Volume Based Procurement in May 2022.

EMEA
Sales of insulin in EMEA remained unchanged in Danish kroner and increased by 3% at CER. The sales increase at CER was driven by fast-acting insulin, long-acting insulin and human insulin, partially countered by premix insulin. Novo Nordisk has a volume market share of 47.3% of the total insulin market.

Region China
Sales of insulin in Region China decreased by 14% measured in Danish kroner and by 7% at CER. The sales decline was driven by all insulin products due to the implementation of Volume Based Procurement from May 2022 except for Ryzodeg® and Xultophy®. Novo Nordisk has a volume market share of 40.2% of the total insulin market.

Rest of World
Sales of insulin in Rest of World decreased by 2% measured in Danish kroner and increased by 4% at CER. The sales growth at CER was mainly driven by premix insulin and human insulin. Novo Nordisk has a volume market share of 57.7% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 8 of 33
Obesity care, sales development
Sales of Obesity care products, Wegovy® and Saxenda®, increased by 147% measured in Danish kroner and by 154% at CER to DKK 41,632 million. Sales growth was driven by both North America Operations and International Operations. Wegovy® has now been launched in the US, Denmark, Norway, Germany, the UK, Iceland, Switzerland and the United Arab Emirates. The volume growth of the global branded obesity market was 116% in 2023.

Obesity care, development per geographical area	Global branded obesity market growth (Volume, MAT)	Obesity care, sales development

	November	Sales 2023 DKK million	Growth at CER
	2023

Global	116%	41,632	154%
North America Operations	174%	33,317	212%
- The US	193%	32,736	220%
International Operations	64%	8,315	47%
- EMEA *	99%	5,693	63%
- Region China**	N/A	146	17%
- Rest of World***	22%	2,476	20%

Source: IQVIA, November 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Wegovy® sales increased by 407% measured in Danish kroner and by 420% at CER to DKK 31,343 million. Sales of Saxenda® decreased by 4% measured in Danish kroner, and remained unchanged at CER, to DKK 10,289 million.

North America Operations
Sales of Obesity care products in North America Operations increased by 203% measured in Danish kroner and by 212% at CER to DKK 33,317 million. Sales of Wegovy® increased by 380% measured in Danish kroner and by 393% at CER to DKK 29,430 million reflecting the commercial relaunch in the US in January 2023. Demand for Wegovy® exceeds supply, and to safeguard continuity of care, the supply of the lower Wegovy® dose strengths in the US has been reduced since May 2023. Novo Nordisk started gradually increasing the supply of the lower dose strengths in January 2024. Broad commercial formulary access has been achieved for Wegovy®. Sales of Saxenda® decreased by 20% measured in Danish kroner and by 17% at CER to DKK 3,887 million as the obesity care market is moving towards once-weekly treatments. The volume growth of the branded obesity market in the US was 174%.

International Operations
Sales of Obesity care products in International Operations increased by 41% measured in Danish kroner and by 47% at CER to DKK 8,315 million driven by increased sales in EMEA and Rest of World. Sales of Saxenda® in International Operations increased by 10% measured in Danish kroner and by 14% at CER to DKK 6,402 million, and sales of Wegovy® reached DKK 1,913 million. Wegovy® has now been launched in seven countries in International Operations. The volume growth of the branded obesity market in International Operations was 64%.

EMEA
Sales of Obesity care products in EMEA increased by 57% measured in Danish kroner and by 63% at CER to DKK 5,693 million. The volume growth of the branded obesity market in EMEA was 99%.

Rest of World
Sales of Saxenda® in Rest of World increased by 16% measured in Danish kroner and by 20% at CER to DKK 2,476 million. The volume growth of the branded obesity market in Rest of World was 22%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 9 of 33
Rare disease, sales development
Rare disease sales decreased by 16% measured in Danish kroner and by 15% at CER to DKK 17,163 million. Sales of rare blood disorder products increased by 1% measured in Danish kroner and by 3% at CER to DKK 11,776 million driven by the extended half-life products in haemophilia B and A, partially countered by NovoSeven®. Sales of rare endocrine disorder products decreased by 46% measured in Danish kroner and by 47% at CER to DKK 3,836 million reflecting a reduction in manufacturing output. Novo Nordisk is working on re-establishing supply of rare endocrine disorder products. Sogroya® has now been launched in five countries, and the initial feedback from patients and physicians is encouraging. Novo Nordisk has a value market share of 19.3% (MAT) in the global human growth disorder market.

Rare disease, development per geographical area	Rare disease, sales development

	Sales 2023 DKK million	Growth at CER

Global	17,163	(15%)
North America Operations	7,680	(1%)
- The US	7,030	(1%)
International Operations	9,483	(24%)
- EMEA	5,501	(19%)
- Region China	593	(26%)
- Rest of World	3,389	(31%)

North America Operations
Rare disease sales in North America Operations decreased by 4% measured in Danish kroner and by 1% at CER. The sales decline was driven by lower sales of rare endocrine disorder products decreasing by 20% measured in Danish kroner and by 18% at CER reflecting a reduction in manufacturing output. Sales of rare blood disorders products increased by 6% measured in Danish kroner and by 9% at CER driven by sales of NovoSeven® and haemophilia B products, partially countered by lower sales of haemophilia A products.

International Operations
Rare disease sales in International Operations decreased by 25% measured in Danish kroner and by 24% at CER. The sales decline was driven by lower sales of rare endocrine disorder products decreasing by 58% measured in Danish kroner and by 60% at CER reflecting a reduction in manufacturing output. Sogroya® has now been launched in four countries in International Operations with encouraging initial feedback. Sales of rare blood disorder products decreased by 4% measured in Danish kroner and by 2% at CER driven by decreased sales of NovoSeven®, partially countered by haemophilia A and B products.

EMEA
Rare disease sales decreased by 19% in both Danish kroner and CER driven by a decrease of rare endocrine disorder products by 69% measured in Danish kroner and by 70% at CER reflecting a reduction in manufacturing output. Sales of rare blood disorder products increased by 6% measured in Danish kroner and by 7% at CER, driven by haemophilia A and haemophilia B products. The increased sales of haemophilia A and B products reflect the continued uptake of extended half-life products.

Region China
Rare disease sales decreased by 31% measured in Danish kroner and by 26% at CER driven by decreased sales of rare blood disorder products, mainly reflecting timing of shipments of NovoSeven®.

Rest of World
Rare disease sales decreased by 31% in both Danish kroner and CER. Sales of rare blood disorder products decreased by 10% measured in Danish kroner and by 9% at CER driven by NovoSeven® and haemophilia A products. Sales of rare endocrine disorder products decreased by 53% measured in Danish kroner and by 56% at CER reflecting a reduction in manufacturing output.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 10 of 33
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 31% measured in Danish kroner and by 36% at CER to DKK 232,261 million in 2023. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Sales in North America Operations increased by 50% measured in Danish kroner and by 54% at CER. Sales in International Operations increased by 11% measured in Danish kroner and by 16% at CER.

Sales split per geographical area	Sales 2023 DKK million	Growth as reported	Growth at CER	Share of growth at CER

North America Operations	136,629	50%	54%	79%
- The US	127,534	51%	55%	74%

International Operations	95,632	11%	16%	21%
- EMEA	50,867	15%	17%	12%
- Region China	16,687	3%	11%	3%
- Rest of World	28,078	11%	15%	6%

Total sales	232,261	31%	36%	100%

North America Operations
Sales in North America Operations increased by 50% measured in Danish kroner and by 54% at CER. The sales increase reflects GLP-1 diabetes sales growing by 52% at CER and Obesity care sales growing by 212% at CER. This was partially offset by insulin sales decreasing by 23% at CER mainly driven by lower realised prices. Rare disease sales decreased by 1% at CER reflecting a reduction in manufacturing output.

International Operations
Sales in International Operations increased by 11% measured in Danish kroner and by 16% at CER. Sales growth was driven by GLP-1 diabetes sales growing by 53% at CER and Obesity care sales growing by 47% at CER, partially countered by Rare disease sales decreasing by 24% at CER reflecting a reduction in manufacturing output. Insulin sales remained unchanged with 0% growth at CER.

EMEA
Sales in EMEA increased by 15% measured in Danish kroner and by 17% at CER. Sales growth was driven by Diabetes care growing by 20% at CER driven by GLP-1 diabetes sales growing by 42% at CER and insulin sales growing by 3% at CER. Obesity care sales increased by 63% at CER and Rare disease sales decreased by 19% at CER.

Region China
Sales in Region China increased by 3% measured in Danish kroner and by 11% at CER. The sales increase at CER was driven by GLP-1 diabetes sales growing by 79% at CER, partially countered by insulin sales declining by 7% at CER. Insulin sales were negatively impacted by the implementation of Volume Based Procurement from May 2022. Other diabetes care sales decreased by 18% at CER. Rare disease sales decreased by 26% at CER reflecting timing of shipments.

Rest of World
Sales in Rest of World increased by 11% measured in Danish kroner and by 15% at CER. Sales growth was driven by Diabetes care growing by 27% at CER, reflecting increased GLP-1 diabetes and insulin sales, Obesity care sales growing by 20% at CER and Rare disease decreasing by 31% at CER.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 11 of 33
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 26% measured in Danish kroner and by 28% at CER to DKK 35,765 million, resulting in a gross margin of 84.6% measured in Danish kroner compared with 83.9% in 2022. The increase in gross margin reflects a positive product mix, driven by increased sales of GLP-1-based treatments. This is partially countered by costs related to ongoing capacity expansions, a negative currency impact and lower realised prices mainly in the US and Region China.

Sales and distribution costs increased by 23% measured in Danish kroner and by 26% at CER to DKK 56,743 million. The increase in costs is driven by both North America Operations and International Operations. In North America Operations, the cost increase is driven by the relaunch of Wegovy® and promotional activities for Ozempic®. In International Operations, the increase is mainly related to promotional activities for Rybelsus® as well as Obesity care market development activities. The increase in sales and distribution costs is impacted by adjustments to legal provisions.

Research and development costs increased by 35% measured in Danish kroner and by 37% at CER to DKK 32,443 million reflecting increased late-stage clinical trial activity and increased early research activities compared to 2022. The acquisition of Forma Therapeutics Inc. in 2022 and Inversago Pharma also increased R&D spending.

Administration costs increased by 9% measured in Danish kroner and by 11% at CER to DKK 4,855 million.

Other operating income and expenses (net) was DKK 119 million compared with DKK 1,034 million in 2022, mainly driven by lower income from partnerships related to Dicerna Pharmaceuticals Inc.

Operating profit increased by 37% measured in Danish kroner and by 44% at CER to DKK 102,574 million reflecting the sales growth.

Financial items (net) showed a net gain of DKK 2,100 million compared with a net loss of DKK 5,747 million in 2022, reflecting gains on hedged currencies, primarily the US dollar.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a gain of DKK 1,652 million compared with a net loss of DKK 4,651 million in 2022.

As per the end of December 2023, a positive market value of financial contracts of approximately DKK 1,612 million has been deferred for recognition in 2024.

The effective tax rate was 20.1% in 2023 compared with an effective tax rate of 19.6% in 2022.

Net profit increased by 51% to DKK 83,683 million and diluted earnings per share increased by 52% to DKK 18.62.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 12 of 33
KEY DEVELOPMENTS IN THE FOURTH QUARTER OF 2023
Sales in the fourth quarter of 2023 increased by 37% measured in Danish kroner and by 43% at CER compared to 2022. Sales growth was positively impacted by gross-to-net sales adjustments, mainly for Ozempic®, in the US and supply chain movements for Ozempic® in the US. Operating profit increased by 57% measured in Danish kroner and by 66% at CER. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the fourth quarter of 2023.

Sales split per geographical area	Sales Q4 2023 DKK million	Growth as reported	Growth at CER	Share of growth at CER

North America Operations	42,621	60%	67%	87%
- The US	40,067	62%	69%	83%
International Operations	23,242	8%	12%	13%
- EMEA	12,706	10%	13%	7%
- Region China	3,418	2%	8%	2%
- Rest of World	7,118	9%	14%	4%

Total sales	65,863	37%	43%	100%

The increased global sales of 43% at CER were driven by Diabetes and Obesity care sales as GLP-1 diabetes sales increased by 62% at CER and Obesity care sales increased by 114% at CER. The sales increase was partially offset by insulin sales decreasing by 4% at CER and Rare disease sales decreasing by 5% at CER.

North America Operations
Sales in North America Operations increased by 60% measured in Danish kroner and by 67% at CER. Sales growth was driven by Obesity care sales increasing by 151% at CER and GLP-1 diabetes sales growing by 73% at CER. Sales growth was positively impacted by gross-to-net sales adjustments, mainly for Ozempic®, in the US and supply chain movements for Ozempic® in the US. Insulin sales decreased by 24% at CER driven by lower realised prices. Rare disease sales increased by 38% at CER mainly driven by rare endocrine disorders reflecting gross-to-net sales adjustments.

International Operations
Sales in International Operations increased by 8% measured in Danish kroner and by 12% at CER. Sales growth was driven by all Regions.

Sales growth was driven by Diabetes and Obesity care growing by 19% at CER driven by GLP-1 diabetes sales growing by 35% at CER, Obesity care increasing by 35% at CER and insulin sales increasing by 5% at CER. Rare disease sales decreased by 32% at CER reflecting a reduction in manufacturing output.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 13 of 33

PROFIT AND LOSS	Q4 2023	Q4 2022	% change Q4 2023 to Q4 2022	% change Q4 2023 to Q4 2022 at CER

Net sales	65,863	48,092	37%	43%

Gross profit	55,849	39,830	40%	46%
Gross margin	84.8%	82.8%

Sales and distribution costs	(17,170)	(13,743)	25%	29%
Percentage of sales	26.1%	28.6%

Research and development costs	(10,460)	(8,085)	29%	32%
Percentage of sales	15.9%	16.8%

Administrative costs	(1,456)	(1,348)	8%	11%
Percentage of sales	2.2%	2.8%

Other operating income and expenses	3	433	(99%)	(99%)

Operating profit (EBIT)	26,766	17,087	57%	66%
Operating margin	40.6%	35.5%

Financial items (net)	854	(771)	(211%)	N/A

Profit before income taxes	27,620	16,316	69%	N/A

Income taxes	(5,657)	(2,724)	108%	N/A
Effective tax rate	20.5%	16.7%

Net profit	21,963	13,592	62%	N/A
Net profit margin	33.3%	28.3%

Costs and operating profit
The gross margin was 84.8% in the fourth quarter of 2023 compared with 82.8% in 2022. The 2.0 percentage point gross margin increase reflects a positive product mix and positive price impact due to gross-to-net sales adjustments as well as a positive currency impact, partially countered by costs related to ongoing capacity expansions.

Sales and distribution costs increased by 25% measured in Danish kroner and by 29% at CER compared with 2022. The increase was driven by both North America Operations and International Operations reflecting increased spend related to GLP-1 diabetes care as well as Obesity care market development activities. The increase in sales and distribution costs is impacted by adjustments to legal provisions.
Research and development costs increased by 29% measured in Danish kroner and by 32% at CER compared with 2022 driven by increased late-stage clinical trial and research activities. The increase in research and development costs is impacted by an impairment following the termination of the development of belcesiran.
Administrative costs increased by 8% measured in Danish kroner and by 11% at CER compared with the same period in 2022.

Other operating income and expenses showed an income of DKK 3 million in the fourth quarter of 2023.
Operating profit increased by 57% measured in Danish kroner and by 66% at CER compared with the fourth quarter of 2022.

Financial items (net) showed a net gain of DKK 854 million compared with a net loss of DKK 771 million in the fourth quarter of 2022 reflecting gains on hedged currencies, primarily the US dollar.

The effective tax rate is 20.5% in the fourth quarter of 2023 compared with an effective tax rate of 16.7% in the fourth quarter of 2022. The effective tax rate in 2022 reflected positive non-recurring impacts from business development activities.

Net profit increased by 62% to DKK 21,963 million and diluted earnings per share increased by 63% to DKK 4.91.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 14 of 33
CASH FLOW AND CAPITAL ALLOCATION

FREE CASH FLOW IN 2023 AND CAPITAL EXPENDITURE
Free cash flow realised in 2023 was DKK 68.3 billion compared with DKK 57.4 billion in 2022 supporting the strategic aspiration to deliver attractive capital allocation to shareholders. The cash conversion in 2023 is positively impacted by timing of payment of rebates in the US, including provisions related to the revised 340B distribution policy in the US. Income under the 340B Program has been partially recognised.

Capital expenditure for property, plant and equipment was DKK 25.8 billion compared with DKK 12.1 billion in 2022, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products. Capital expenditures for intangible assets was DKK 13.1 billion in 2023 compared with DKK 2.6 billion in 2022 reflecting business development activities.

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 106,561 million at the end of 2023, equivalent to 33.9% of total assets, compared with 34.6% at the end of 2022. Please refer to appendix 5 for further elaboration of changes in equity. Novo Nordisk returned DKK 61.7 billion to shareholders via share buybacks (DKK 29.9 billion) and dividend (DKK 31.8 billion) during 2023.

2023 share repurchase programme
As of 29 January 2024, Novo Nordisk has repurchased 49,981,778 B shares of DKK 0.10 for an amount of DKK 29,999,991,211 as part of the overall share repurchase programme of up to DKK 30 billion to be executed during a 12-month period beginning 1 February 2023. The purpose of the programme was to reduce the company's share capital and to meet obligations arising from share-based incentive programmes. The programme was concluded on 29 January 2024.

As of 29 January 2024, Novo Nordisk and its wholly-owned affiliates owned 53,878,054 of its own B shares, corresponding to 1.2% of the total share capital.

Proposed final dividend of DKK 6.40 for each Novo Nordisk A and B share of DKK 0.10
At the Annual General Meeting on 21 March 2024, the Board of Directors will propose a final dividend of DKK 6.40 for each Novo Nordisk A and B share of DKK 0.10. The total dividend for 2023 of DKK 9.40 for each Novo Nordisk A and B share of DKK 0.10 includes both the interim dividend of DKK 3.00 for each Novo Nordisk A and B share of DKK 0.10, which was paid in August 2023, and the proposed final dividend of DKK 6.40 for each Novo Nordisk A and B share of DKK 0.10 to be paid in March 2024. Hence, the total dividend per share is expected to increase by 51.6% compared with the 2022 dividend of DKK 6.20 for each Novo Nordisk A and B share of DKK 0.10. The total dividend for 2023 corresponds to a payout ratio of 50.2% which is similar to the payout ratio for Novo Nordisk's peer group of comparable pharmaceutical companies in 2022. No dividend will be paid on the company's holding of own B shares.

2024 share repurchase programme
The Board of Directors has approved a new share repurchase programme of up to DKK 20 billion to be executed during the coming 12 months. The total programme may be reduced in size if significant business development opportunities arise during 2024.

As part of the up to DKK 20 billion 2024 share repurchase programme, Novo Nordisk A/S will in the first quarter of 2024 initiate a new share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). The purpose of the programme is to reduce the company's share capital and to meet obligations arising from share-based incentive programmes.

Novo Nordisk's majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2024, Novo Nordisk has been informed by Novo Holdings A/S that it plans to participate in the share repurchase programme. Novo Holdings has an ownership of 28.1% of the Novo Nordisk share capital, and Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 15 of 33
OUTLOOK
The current expectations for 2024 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 31 January 2024

Sales growth
at CER	18% to 26%
as reported	Around 1 percentage point lower than at CER

Operating profit growth
at CER	21% to 29%
as reported	Around 2 percentage points lower than at CER

Financial items (net)	Gain of around DKK 1.3 billion

Effective tax rate	19% to 21%

Capital expenditure (PP&E)	Around DKK 45 billion

Depreciation, amortisation and impairment losses	Around DKK 10 billion

Free cash flow (excluding impact from business development)	DKK 64-74 billion

Sales growth is expected to be 18% to 26% at CER. Given the current exchange rates versus the Danish krone, sales growth reported in DKK is expected to be around 1 percentage point lower than at CER.
The guidance reflects expectations for sales growth in both North America Operations and International Operations, mainly driven by volume growth of GLP-1-based treatments for Obesity and Diabetes care. Intensifying competition and continued pricing pressure within Diabetes and Obesity Care are included in the guidance.

Following higher than expected volume growth in recent years, including GLP-1-based products such as Ozempic® and Wegovy®, combined with the expectation of continued volume growth and capacity limitations at some manufacturing sites, the outlook also reflects expected continued periodic supply constraints and related drug shortage notifications across a number of products and geographies. Novo Nordisk is investing in internal and external capacity to increase supply both short and long term. Novo Nordisk started gradually increasing the supply of the lower dose strengths of Wegovy® in the US in January 2024. A gradual roll-out of Wegovy® with capped volumes in International Operations is included in the guidance.

Operating profit growth is expected to be 21% to 29% at CER. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 2 percentage points lower than at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in future and current growth drivers within Research, Development and Commercial. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline. Commercial investments are mainly related to Obesity care market development activities as well as increased spend related to GLP-1 diabetes care.

Novo Nordisk now expects financial items (net) to amount to a gain of around DKK 1.3 billion, mainly reflecting gains associated with foreign exchange hedging contracts as well as interest gains from cash and marketable securities.

The effective tax rate for 2024 is expected to be in the range of 19-21%.

Capital expenditure is expected to be around DKK 45 billion in 2024 reflecting the expansion of the supply chain, including the previously communicated expansions of the manufacturing facilities in Kalundborg and Hillerød, Denmark, and Chartres, France. The investments in Kalundborg will create additional capacity across the entire global value chain from manufacturing of active pharmaceutical ingredients (API) to packaging, with the majority invested in API capacity. The API facility will be designed as a multi-product facility with flexibility to accommodate current and future processes. In Hillerød, the investments will create additional production capacity of API within Cardiovascular & Emerging Therapy Areas. The expansion of the production facilities in Chartres are related to additional aseptic production and finished production processes. In the coming years, the capital expenditure to sales ratio is still expected to be low double digit.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 16 of 33

Depreciation, amortisation and impairment losses are expected to be around DKK 10 billion.

The free cash flow is expected to be DKK 64-74 billion reflecting the sales growth, a favourable impact from rebates in the US countered by investments in capital expenditure.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2024, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes as well as outcome of legal cases including litigations related to the 340B Drug Pricing Program in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of any new significant business development transactions and significant impairments of intangible assets during 2024.

FX (average rates)	Q4 2023	Q4 2022	% change	2023	2022	% change	Spot rate 25 January 2024

USD	694	730	(5%)	689	708	(3%)	684
CNY	96	103	(7%)	97	105	(8%)	95
JPY	4.69	5.16	(9%)	4.91	5.40	(9%)	4.64
CAD	509	537	(5%)	511	543	(6%)	507
GBP	860	855	1%	857	873	(2%)	872

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 5,700 million	12
CNY[2]	DKK 500 million	12
CAD	DKK 530 million	9
JPY	DKK 210 million	12
GBP	DKK 150 million	—

1) As of 31 December 2023.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 17 of 33
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Rybelsus® approved in China for the treatment of type 2 diabetes
In January 2024, Rybelsus® was approved by the China National Medical Products Administration for the treatment of type 2 diabetes.

Regulatory review of insulin icodec in the US extended by three months
In December 2023, the US Food and Drug Administration (FDA) informed Novo Nordisk that data submitted by Novo Nordisk during the regulatory review is considered to constitute a major amendment to the Biologics License Application (BLA) for insulin icodec. Therefore, the regulatory review is extended with three months to provide time for a full review of the submission. Novo Nordisk now expects the review to be completed during the third quarter of 2024.

Phase 3a trial COMBINE 3 with IcoSema successfully completed
In January 2024, Novo Nordisk announced headline results from the COMBINE 3 phase 3a trial of once-weekly IcoSema, a fixed-ratio combination of basal insulin icodec and semaglutide. The remaining two trials in the COMBINE programme will read out in the first half of 2024. For further information, please see company announcement here: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=167008 (The contents of the company's website do not form a part of this Form 6-K).

Phase 3a trial comparing CagriSema with tirzepatide initiated
In January 2024, Novo Nordisk initiated a phase 3a trial, REIMAGINE 4, with CagriSema versus tirzepatide. The 68-week trial is evaluating efficacy and safety of once-weekly CagriSema (2.4/2.4 mg) compared to once-weekly tirzepatide (15 mg) in approximately 1,000 people living with type 2 diabetes.

Phase 1 trial initiated with a once-monthly dual GLP-1/GIP receptor agonist
In January 2024, Novo Nordisk initiated a phase 1 trial with a once-monthly subcutaneous dual GLP-1/GIP receptor agonist. The trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of different doses of once-monthly GLP-1/GIP.

Obesity care
Successful completion of phase 3 trial with semaglutide 2.4 mg in people with obesity and knee osteoarthritis
In November 2023, Novo Nordisk successfully completed the STEP 9 phase 3 knee osteoarthritis trial. STEP 9 was a 68-week trial investigating the effects of semaglutide 2.4 mg once-weekly on body weight, WOMAC (Western Ontario and McMaster Universities Osteoarthritis Index) pain score compared to placebo in 407 people with obesity and mild to moderate knee osteoarthritis. The trial achieved its co-primary endpoints by demonstrating a superior reduction in WOMAC pain score and reduction in body weight with semaglutide 2.4 mg compared to placebo. The estimated reduction in mean WOMAC pain score (measured on a scale from 0-100 with 100 corresponding to the worst outcome) from baseline (70.9) to week 68 was 41.7 with semaglutide 2.4 mg and 27.5 with placebo and the estimated treatment difference (semaglutide 2.4 mg vs placebo) was -14.1. The mean change in body weight from baseline was -13.7% with semaglutide 2.4 mg and -3.2% with placebo resulting in an estimated treatment difference (semaglutide 2.4 mg vs placebo) of -10.5%. In the trial, semaglutide 2.4 mg appeared to have a safe and well-tolerated profile.

Successful completion of phase 3 trial with semaglutide 2.4 mg in people with obesity, heart failure with preserved ejection fraction (HFpEF) and type 2 diabetes (DM)
In November 2023, Novo Nordisk successfully completed the STEP HFpEF DM trial. STEP-HFpEF was a 52-week trial investigating the effects of semaglutide 2.4 mg once-weekly on physical function, symptoms (assessed by Kansas City Cardiomyopathy Questionnaire – Clinical Summary Score (KCCQ-CSS)) and body weight in 616 people with obesity, HFpEF and type 2 diabetes. A superior improvement in KCCQ-CSS was observed for semaglutide 2.4 mg vs placebo. The estimated change in mean KCCQ-CSS score from baseline to week 52 was 13.7 points with semaglutide 2.4 mg and 6.4 points with placebo and the estimated treatment difference (semaglutide 2.4 mg vs placebo) was 7.3 points. A superior reduction in body weight was observed for semaglutide 2.4 mg vs placebo. The estimated change in mean body weight from baseline to week 52 was -9.8% with semaglutide 2.4 mg and -3.4% with placebo and the estimated treatment

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 18 of 33
difference (semaglutide 2.4 mg vs placebo) was -6.4%. In the trial, semaglutide 2.4 mg appeared to have a safe and well-tolerated profile. Novo Nordisk submitted the results from the STEP HFpEF obesity trial, which was completed in June 2023, and the type 2 diabetes trial for regulatory review in the US and EU in January 2024.

Phase 3b trial initiated with CagriSema versus tirzepatide
In November 2023, Novo Nordisk initiated a phase 3b trial with CagriSema versus tirzepatide. The 72-week trial is evaluating efficacy and safety of once-weekly CagriSema (2.4/2.4 mg) compared to once-weekly tirzepatide (15 mg) in approximately 800 people with obesity.

Phase 1 trial with oral amycretin successfully completed
In January 2024, Novo Nordisk successfully completed a phase 1 trial with once-daily oral amycretin. The 12-week trial was investigating safety, tolerability, pharmacokinetics and pharmacodynamics of different doses of amycretin. In the trial, amycretin appeared to have a safe and well-tolerated profile. In September 2023, Novo Nordisk initiated a phase 1 trial with once-weekly subcutaneous amycretin. Novo Nordisk expects to advance amycretin into further clinical development with plans currently being evaluated.

Phase 1 trial initiated with an oral CB1 receptor blocker
In January 2024, Novo Nordisk initiated a phase 1 trial with a next-generation oral small molecule CB1 receptor blocker INV-347. The trial is investigating safety, tolerability and pharmacokinetics of INV-347. INV-202, also an oral small molecule CB1 receptor blocker, is currently in phase 2 for diabetic kidney disease. In the second half of 2023, Novo Nordisk initiated a phase 2 trial in people with obesity with INV-202. Both INV-202 trials are expected to complete in the second half of 2025. All trials are conducted by Inversago Pharma, which was acquired by Novo Nordisk in 2023.

Rare disease
Refixia® marketing authorisation application submitted in China
In December 2023, Novo Nordisk submitted a new drug application to the China Centre of Drug Evaluation for Refixia® (nonacoq beta pegol) for the treatment of adults with haemophilia B.

Cardiovascular & Emerging Therapy Areas
Phase 1 trial initiated with VAP-1i in MASH
In November 2023, Novo Nordisk initiated a phase 1 trial with VAP-1i, a vascular adhesion protein-1 selective inhibitor in development for MASH. The trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of VAP-1i. Novo Nordisk has obtained a worldwide licence to develop and commercialise VAP-1i from UBE Corporation

Development of belcesiran terminated
In December 2023, Novo Nordisk terminated the development of belcesiran, a siRNA targeting Alpha-1-AntiTrypsin Deficiency-related liver disease, due to portfolio considerations.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 19 of 33
PURPOSE AND SUSTAINABILITY
ENVIRONMENT

ENVIRONMENTAL PERFORMANCE	2023	2022	2019 (baseline)	% change 2023 to 2022	% change 2023 to 2019

Emissions

CO2 emissions from operations and transportation (1,000 tonnes)	203	221	309	(8%)	(34%)
- Scope 1 emissions[1]	78	76	86	3%	(9%)
- Scope 2 emissions[2]	15	16	75	(6%)	(80%)
- Partial scope 3 emissions[3]	110	129	148	(15%)	(26%)

1. Scope 1: Direct emissions from owned and controlled resources (including emissions from production processes and transport).
2. Scope 2: Indirect emissions from the generation of energy purchased from a utility provider (including electricity, steam, heating and cooling).
3. Scope 3: Limited to emissions from business flights and product distribution. 2019 and 2022 figures have been restated by adding three thousand tonnes of CO2, related to business flights, for both years.
Note: To further align with the Greenhouse Gas Protocol, in 2023 scope 1, 2 and partial scope 3 emissions are measured in CO2e.

Emissions
Under the environmental strategy Circular for Zero, emissions from operations and transportation decreased by 34% compared to 2019 and by 8% compared to 2022. Compared to 2022, Scope 1 emissions increased by 3%, reflecting the increased production volumes, partially countered by energy saving initiatives and usage of renewable energy. Scope 2 emissions decreased by 6% reflecting an increase in the usage of renewable energy sources. Scope 3 emissions from product distribution and business flights decreased by 15% compared to 2022 mainly due to a decrease in emissions from product distribution, driven by the purchase of sustainable aviation fuel.

Full Scope 3 emissions for 2022 and 2023 are reported in the Annual Report 2023.

SOCIAL

SOCIAL PERFORMANCE	2023	2022	% change 2023 to 2022

Patients
Patients reached with Novo Nordisk's Diabetes care products (estimate in million)	40.5	36.3	12%
Children reached through the Changing Diabetes® in Children programme (cumulative)	52,249	41,033	27%

Sustainable employer
Gender in leadership positions[1] (ratio men:women)	54:46	56:44	N/A
Gender in senior leadership positions[2] (ratio men:women)	59:41	61:39	N/A

1. Defined as team leaders, managers, directors, vice presidents, corporate vice presidents, senior vice presidents and executive management.
2. Defined as vice presidents, corporate vice presidents, senior vice presidents and executive management.

Patients
The number of people with diabetes treated with Novo Nordisk products was 40.5 million in 2023. This represents a net increase of 4.2 million patients compared to 2022.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By end of 2023, more than 52,000 children were reached with diabetes care treatment, an increase of 27% compared to 2022. The programme has now been rolled out to 29 countries.

Sustainable employer
Novo Nordisk aspires to be a sustainable employer, and in 2021, two aspirational gender diversity targets were launched: achieve a balanced gender representation across all managerial levels and achieve a minimum of 45% women and a minimum of 45% men in senior leadership positions by the end of 2025.

At the end of 2023, 46% of all leaders were women and 41% of leaders in senior leadership positions were women, increasing from 44% and 39%, respectively, at the end of 2022.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 20 of 33

The number of full-time employees at the end of 2023 increased by 17% compared to 12 months ago. The total number of full-time employees was 63,370. The increase is mainly driven by Product Supply.

For further information about Novo Nordisk's performance and strategies within Purpose and Sustainability, please see the
Annual Report 2023.

Israel-Hamas conflict
Following Hamas' attack on Israel and the subsequent war in Gaza, Novo Nordisk's key priorities are to safeguard employees and continue the supply of essential medicines to patients. Novo Nordisk is supporting humanitarian organisations in providing essential medicines to patients in the region.

Russia's invasion of Ukraine
Following Russia's invasion of Ukraine, Novo Nordisk's key priorities are to safeguard employees and continue the supply of essential medicines. In Ukraine, Novo Nordisk has continued the supply of medicines, which are currently broadly available throughout the country, also through collaboration with humanitarian organisations to provide access in bordering areas.

In Russia, Novo Nordisk's focus is solely on securing supply of insulin to ensure that patients can continue their treatment with essential medication. Sales in Russia and Ukraine constituted less than 1% of Novo Nordisk's global sales.

CORPORATE GOVERNANCE
Long-term incentive programme 2024
The Board of Directors has established a long-term incentive programme for 2024 covering Executive Management and, in line with previous years, a number of mid to senior managers (in total approximately 2,200 employees) with a three-year performance period (2024-2026). The measures are linked to the Strategic Aspirations 2025. Within Purpose & Sustainability, measures are mainly linked to social and governance activities and within Innovation & Therapeutic Focus, the measures include key R&D activities. For Commercial Execution, the measure is sales growth and for Financials, the measure is operating profit growth. Around 1.4 million Novo Nordisk B shares may be allocated at target, (at maximum target achievement the number of shares is around 3.7 million), and the value at launch of the programme will be based on the average share price for Novo Nordisk B shares on Nasdaq Copenhagen in the 15 days trading window (31 January to 14 February 2024) following the release of the Annual Report for 2023. It is currently estimated that the value at target is approximately DKK 1,025 million.

Remuneration Report 2023
Novo Nordisk has prepared a separate Remuneration Report describing the remuneration awarded or due during 2023 to the Board members and Executives as registered with the Danish Business Authority. The Remuneration Report will be submitted to the Annual General Meeting for an advisory vote. The Remuneration Report is available at novonordisk.com.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 21 of 33
LEGAL MATTERS
Update on Abbreviated New Drug Applications with the US Food and Drug Administration (FDA)
Novo Nordisk has received notifications from several manufacturers that they have filed Abbreviated New Drug Applications (ANDAs) with FDA for generic versions of Victoza®, Saxenda®, Ozempic® and Wegovy®. The ANDAs contain Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use, or sale of such products before the expiration of some or all of the patents currently listed for those products in the Orange Book. Novo Nordisk has filed complaints for patent infringement against these manufacturers.

Novo Nordisk has entered into settlement agreements with several manufacturers that have filed ANDAs for Victoza® and for Saxenda®. Novo Nordisk has now also entered into a settlement agreement with Alvogen Inc. regarding the US patent litigation case for Ozempic®. All terms of the agreement are confidential. All agreements are reviewed by the U.S. Federal Trade Commission and the U.S. Department of Justice. Novo Nordisk does not expect these matters to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Product liability lawsuits regarding GLP-1 treatments
Novo Nordisk, along with Eli Lilly, are defendants in numerous product liability lawsuits (including in the US) related to the use of GLP-1 treatments. Plaintiffs have alleged that the use of these treatments, including Ozempic®, Wegovy® and Rybelsus®, have caused various gastrointestinal and other injuries. Novo Nordisk is taking actions to address the lawsuits. Novo Nordisk does not expect these lawsuits to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 22 of 33
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have approved the Annual Report 2023 of Novo Nordisk A/S, including the audited consolidated financial statements. The Board of Directors and Executive Management have also approved this financial statement containing condensed financial information for 2023.

The consolidated financial statements in the Annual Report 2023 have been prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with IFRS as endorsed by the EU. Furthermore, the Annual Report 2023, including the consolidated financial statements and management review, is prepared in accordance with additional Danish disclosure requirements for listed companies and in accordance with the International Integrated Reporting Framework.

This financial statement has been prepared in accordance with the recognition and measurement requirements in the
IFRS, the accounting policies as applied in the audited consolidated financial statements of 2023 and additional Danish disclosure requirements for listed companies.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial statement is adequate. Furthermore, in our opinion, this company announcement of the financial statement for 2023 includes a true and fair account of the development in the operations and financial circumstances of the results for the year and of the financial position of the Group as well as a reference to the most significant risks and elements of uncertainty facing the
Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 31 January 2024

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Elisabeth Dahl Christensen

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liselotte Hyveled	Mette Bøjer Jensen	Kasim Kutay

Christina Law	Martin Mackay	Thomas Rantzau

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 23 of 33
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 63,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, X, LinkedIn and YouTube.

Financial calendar
7 March 2024	Capital Markets Day 2024 in Copenhagen
21 March 2024	Annual General Meeting
2 May 2024	Financial results for the first three months of 2024
7 August 2024	Financial results for the first half of 2024
6 November 2024	Financial results for the first nine months of 2024

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Elizabeth DeLuca (US) +1 609 580 9868 edel@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com
Sina Meyer +45 3075 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2023 and Form 20-F both filed with the SEC in January 2024 in continuation of the publication of the Annual Report 2023, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, and the effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 24 of 33

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2023.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 25 of 33
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
									% change
	2023				2022				Q4 2023 vs.
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2022

Net sales	65,863	58,731	54,300	53,367	48,092	45,566	41,265	42,031	37%

Gross profit	55,849	49,018	46,444	45,185	39,830	38,366	35,196	35,114	40%
Gross margin	84.8%	83.5%	85.5%	84.7%	82.8%	84.2%	85.3%	83.5%

Sales and distribution costs	(17,170)	(12,819)	(14,342)	(12,412)	(13,743)	(11,451)	(10,840)	(10,183)	25%
Percentage of sales	26.1%	21.8%	26.4%	23.3%	28.6%	25.1%	26.3%	24.2%
Research and development costs	(10,460)	(8,128)	(7,127)	(6,728)	(8,085)	(5,633)	(5,123)	(5,206)	29%
Percentage of sales	15.9%	13.8%	13.1%	12.6%	16.8%	12.4%	12.4%	12.4%
Administrative costs	(1,456)	(1,256)	(1,072)	(1,071)	(1,348)	(1,158)	(991)	(970)	8%
Percentage of sales	2.2%	2.1%	2.0%	2.0%	2.8%	2.5%	2.4%	2.3%
Other operating income and expenses	3	98	(15)	33	433	60	149	392	(99%)

Operating profit (EBIT)	26,766	26,913	23,888	25,007	17,087	20,184	18,391	19,147	57%
Operating margin	40.6%	45.8%	44.0%	46.9%	35.5%	44.3%	44.6%	45.6%

Financial income	(944)	3,318	(281)	852	(3,200)	1,573	1,656	210	(71%)
Financial expenses	1,798	(2,168)	647	(1,122)	2,429	(3,725)	(3,252)	(1,438)	(26%)
Financial items (net)	854	1,150	366	(270)	(771)	(2,152)	(1,596)	(1,228)	(211%)

Profit before income taxes	27,620	28,063	24,254	24,737	16,316	18,032	16,795	17,919	69%

Income taxes	(5,657)	(5,585)	(4,826)	(4,923)	(2,724)	(3,627)	(3,477)	(3,709)	108%

Net profit	21,963	22,478	19,428	19,814	13,592	14,405	13,318	14,210	62%

Depreciation, amortisation and impairment losses	2,992	2,525	2,177	1,719	2,035	2,041	1,636	1,650	47%
Capital expenditure (PP&E)	9,407	5,828	5,878	4,693	4,961	3,230	2,435	1,520	90%
Net cash generated from operating activities	9,551	40,966	28,577	29,814	7,101	24,239	23,961	23,586	35%
EBITDA	29,758	29,438	26,065	26,726	19,122	22,225	20,027	20,797	56%
Free cash flow	(7,250)	30,039	20,773	24,764	(5,128)	19,765	21,157	21,568	41%

Total assets	314,486	300,101	280,753	250,025	241,257	242,836	218,928	197,136	30%
Total equity	106,561	92,991	90,473	79,874	83,486	76,680	74,452	66,550	28%
Equity ratio	33.9%	31.0%	32.2%	31.9%	34.6%	31.6%	34.0%	33.8%

Full-time equivalent employees end of period	63,370	61,412	59,337	57,089	54,393	52,696	50,816	49,295	17%

Basic earnings per share/ADR (in DKK)[1]	4.92	5.02	4.33	4.40	3.02	3.19	2.94	3.12	63%
Diluted earnings per share/ADR (in DKK)[1]	4.91	5.00	4.32	4.39	3.01	3.17	2.93	3.11	63%
Average number of shares outstanding (million)[1]	4,464.7	4,476.9	4,490.4	4,499.2	4,508.0	4,523.2	4,538.4	4,552.8	(1%)
Average number of diluted shares outstanding (million)[1]	4,477.4	4,489.0	4,502.6	4,513.2	4,522.8	4,537.0	4,552.2	4,566.6	(1%)

Sales by business segment:
Total GLP-1	37,761	30,635	27,925	26,811	24,352	22,368	19,231	17,420	55%
Long-acting insulin	3,726	3,692	3,354	4,133	3,902	3,939	4,104	4,796	(5%)
Premix insulin	2,123	2,219	2,456	2,776	2,343	2,706	2,501	3,012	(9%)
Fast-acting insulin	4,142	3,808	3,511	4,488	4,471	4,263	3,887	4,842	(7%)
Human insulin	1,989	1,626	1,967	2,012	1,970	2,053	1,851	2,312	1%
Total insulin	11,980	11,345	11,288	13,409	12,686	12,961	12,343	14,962	(6%)
Other Diabetes care	322	594	667	729	713	798	830	884	(55%)
Total Diabetes care	50,063	42,574	39,880	40,949	37,751	36,127	32,404	33,266	33%
Wegovy®	9,614	9,648	7,518	4,563	2,446	1,157	1,181	1,404	293%
Saxenda®	1,615	2,607	2,788	3,279	3,042	3,174	2,462	1,998	(47%)
Total Obesity care	11,229	12,255	10,306	7,842	5,488	4,331	3,643	3,402	105%
Diabetes and Obesity care total	61,292	54,829	50,186	48,791	43,239	40,458	36,047	36,668	42%

Rare blood disorders	2,934	2,957	2,836	3,049	2,881	2,885	2,863	3,077	2%
Rare endocrine disorders	1,264	542	902	1,128	1,602	1,793	1,923	1,820	(21%)
Other Rare disease	373	403	376	399	370	430	432	466	1%
Rare disease total	4,571	3,902	4,114	4,576	4,853	5,108	5,218	5,363	(6%)

Sales by geographic segment:
North America Operations	42,621	35,048	29,663	29,297	26,660	23,754	20,703	19,990	60%
- The US	40,067	32,936	27,209	27,322	24,768	22,014	19,121	18,753	62%
International Operations	23,242	23,683	24,637	24,070	21,432	21,812	20,562	22,041	8%
- EMEA	12,706	12,563	12,856	12,742	11,514	10,983	10,915	10,824	10%
- Region China	3,418	4,341	4,467	4,461	3,364	4,438	3,566	4,841	2%
- Rest of World	7,118	6,779	7,314	6,867	6,554	6,391	6,081	6,376	9%

Segment operating profit:
Diabetes and Obesity care	26,032	26,721	22,707	24,163	16,985	18,158	15,873	16,379	53%
Rare disease	734	192	1,181	844	102	2,026	2,518	2,768	620%

1) The trading unit of the Novo Nordisk B shares listed on NASDAQ Copenhagen was changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs listed on the New York Stock Exchange (NYSE) were similarly split as of 20 September 2023. Comparative figures have been restated to reflect the change in trading unit from DKK 0.20 to DKK 0.10.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 26 of 33
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	2023	2022

Income statement

Net sales	232,261	176,954
Cost of goods sold	(35,765)	(28,448)

Gross profit	196,496	148,506

Sales and distribution costs	(56,743)	(46,217)
Research and development costs	(32,443)	(24,047)
Administrative costs	(4,855)	(4,467)
Other operating income and expenses	119	1,034

Operating profit	102,574	74,809

Financial income	2,945	239
Financial expenses	(845)	(5,986)

Profit before income taxes	104,674	69,062

Income taxes	(20,991)	(13,537)

NET PROFIT	83,683	55,525

Basic earnings per share (DKK)[1]	18.67	12.26
Diluted earnings per share (DKK)[1]	18.62	12.22

Segment Information

Segment sales:
Diabetes and Obesity care	215,098	156,412
Rare disease	17,163	20,542

Segment operating profit:
Diabetes and Obesity care	99,623	67,395
Operating margin	46.3%	43.1%

Rare disease	2,951	7,414
Operating margin	17.2%	36.1%

Total segment operating profit	102,574	74,809

Statement of comprehensive income

Net profit	83,683	55,525

Other comprehensive income
Remeasurements of defined benefit obligations	13	615

Items that will not be reclassified subsequently to the income statement	13	615

Exchange rate adjustments of investments in subsidiaries	(1,404)	2,289
Cash flow hedges:
Realisation of previously deferred (gains)/losses	(1,026)	1,740
Deferred gains/(losses) incurred during the period	1,612	1,026
Other items	4	(3)
Income tax related to these items	(359)	(889)

Items that will be reclassified subsequently to the Income statement	(1,173)	4,163

Other comprehensive income	(1,160)	4,778
TOTAL COMPREHENSIVE INCOME	82,523	60,303

1) The trading unit of the Novo Nordisk B shares listed on NASDAQ Copenhagen was changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs listed on the New York Stock Exchange (NYSE) were similarly split as of 20 September 2023. Comparative figures have been restated to reflect the change in trading unit from DKK 0.20 to DKK 0.10.

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Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 27 of 33
APPENDIX 3: CASH FLOW STATEMENT

DKK million	2023	2022

Net profit	83,683	55,525

Adjustment for non-cash items:
Income taxes in the Income Statement	20,991	13,537
Depreciation, amortisation and impairment losses	9,413	7,362
Other non-cash items	32,382	22,310
Change in working capital	(12,245)	(5,336)
Interest received	1,072	276
Interest paid	(491)	(272)
Income taxes paid	(25,897)	(14,515)

Net cash generated from operating activities	108,908	78,887

Purchase of intangible assets	(13,090)	(2,607)
Purchase of property, plant and equipment	(25,806)	(12,146)
Acquisition of businesses	—	(7,075)
Proceeds from other financial assets	33	—
Purchase of other financial assets	(271)	(169)
Purchase of marketable securities	(13,018)	(9,566)
Sale of marketable securities	8,260	6,645

Net cash used in investing activities	(43,892)	(24,918)

Purchase of treasury shares	(29,924)	(24,086)
Dividends paid	(31,767)	(25,303)
Proceeds from borrowings	—	11,215
Repayment of borrowings	(1,467)	(13,623)

Net cash used in financing activities	(63,158)	(51,797)

Net cash generated from activities	1,858	2,172

Cash and cash equivalents at the beginning of the year	12,653	10,719
Exchange gain/(loss) on cash and cash equivalents	(119)	(238)

Cash and cash equivalents at the end of the year	14,392	12,653

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 28 of 33
APPENDIX 4: BALANCE SHEET

DKK million	31 Dec 2023	31 Dec 2022

ASSETS

Intangible assets	60,406	50,939
Property, plant and equipment	90,961	66,671
Investments in associated companies	410	327
Deferred income tax assets	20,380	13,904
Other receivables and prepayments	1,430	206
Other financial assets	1,253	1,016

TOTAL NON-CURRENT ASSETS	174,840	133,063

Inventories	31,811	24,388
Trade receivables	64,770	50,560
Tax receivables	2,423	940
Other receivables and prepayments	8,068	6,005
Marketable securities	15,838	10,921
Derivative financial instruments	2,344	2,727
Cash at bank	14,392	12,653

TOTAL CURRENT ASSETS	139,646	108,194
TOTAL ASSETS	314,486	241,257

EQUITY AND LIABILITIES

Share capital	451	456
Treasury shares	(5)	(6)
Retained earnings	104,839	80,587
Other reserves	1,276	2,449

TOTAL EQUITY	106,561	83,486

Borrowings	20,528	24,318
Deferred income tax liabilities	10,162	7,061
Retirement benefit obligations	742	762
Other liabilities	189	100
Provisions	6,649	4,590

Total non-current liabilities	38,270	36,831

Borrowings	6,478	1,466
Trade payables	25,606	15,587
Tax payables	7,116	7,091
Other liabilities	28,705	23,606
Derivative financial instruments	1,272	2,903
Provisions	100,478	70,287

Total current liabilities	169,655	120,940

TOTAL LIABILITIES	207,925	157,771

TOTAL EQUITY AND LIABILITIES	314,486	241,257

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 29 of 33
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

2023

Balance at the beginning of the year	456	(6)	80,587	2,449	83,486
Net profit for the year			83,683		83,683
Other comprehensive income for the year			13	(1,173)	(1,160)

Total comprehensive income for the year			83,696	(1,173)	82,523

Transactions with owners:
Dividends			(31,767)		(31,767)
Share-based payments			2,149		2,149
Purchase of treasury shares		(4)	(29,920)		(29,924)
Reduction of the B share capital	(5)	5			—
Tax related to transactions with owners			94		94

Balance at the end of the year	451	(5)	104,839	1,276	106,561

At the end of the year proposed final dividends (not yet declared) of DKK 28,557 million (DKK 6.40 per share of DKK 0.10) are included in Retained earnings. No dividend is declared on treasury shares.

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

2022

Balance at the beginning of the year	462	(6)	72,004	(1,714)	70,746
Net profit for the year			55,525		55,525
Other comprehensive income for the year			615	4,163	4,778

Total comprehensive income for the year			56,140	4,163	60,303

Transactions with owners:
Dividends			(25,303)		(25,303)
Share-based payments			1,539		1,539
Purchase of treasury shares		(6)	(24,080)		(24,086)
Reduction of the B share capital	(6)	6			—
Tax related to transactions with owners			287		287

Balance at the end of the year	456	(6)	80,587	2,449	83,486

At the end of the year proposed final dividends of DKK 18,337 million (DKK 4.08 per share of DKK 0.10) are included in Retained earnings. No dividend is declared on treasury shares.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 30 of 33
APPENDIX 6: SALES SPLIT PER AREA

Q4 2023 sales split per area

DKK million	Total	North America Operations	The US	International Operations	EMEA	Region China	Rest of World

Diabetes and Obesity care segment
Injectable GLP-1	31,851	24,435	22,640	7,416	3,810	1,234	2,372
% change at CER	64%	80%	83%	26%	11%	35%	50%
Ozempic®	30,065	23,524	21,807	6,541	3,536	1,008	1,997
% change at CER	85%	101%	106%	44%	26%	77%	69%
Victoza®	1,786	911	833	875	274	226	375
% change at CER	(45%)	(50%)	(53%)	(37%)	(56%)	(35%)	(10%)
Rybelsus®	5,910	3,824	3,666	2,086	1,196	35	855
% change at CER	51%	39%	35%	81%	70%	52%	101%
Total GLP-1	37,761	28,259	26,306	9,502	5,006	1,269	3,227
% change at CER	62%	73%	74%	35%	21%	35%	61%
Long-acting insulin	3,726	939	773	2,787	1,729	378	680
% change at CER	0%	(19%)	(22%)	8%	3%	31%	12%
Tresiba®	1,916	424	278	1,492	846	207	439
% change at CER	(12%)	(42%)	(53%)	4%	0%	8%	12%
Xultophy®	786	67	65	719	477	91	151
% change at CER	15%	(21%)	(22%)	21%	12%	—	(7%)
Levemir®	1,024	448	430	576	406	80	90
% change at CER	15%	34%	39%	4%	(2%)	(8%)	51%
Premix insulin	2,123	(47)	(51)	2,170	605	953	612
% change at CER	10%	(126%)	(130%)	21%	(1%)	2%	83%
Ryzodeg®	909	—	—	909	132	450	327
% change at CER	42%	—	—	42%	30%	48%	39%
NovoMix®	1,214	(47)	(51)	1,261	473	503	285
% change at CER	(4%)	(126%)	(130%)	11%	(8%)	(20%)	137%
Fast-acting insulin	4,142	1,584	1,527	2,558	1,697	328	533
% change at CER	(9%)	(14%)	(13%)	(5%)	9%	(3%)	(42%)
Fiasp®	634	226	215	408	346	—	62
% change at CER	31%	55%	59%	21%	20%	—	24%
NovoRapid®	3,508	1,358	1,312	2,150	1,351	328	471
% change at CER	(14%)	(20%)	(19%)	(9%)	6%	(3%)	(48%)
Human insulin	1,989	553	539	1,436	481	282	673
% change at CER	(14%)	(38%)	(39%)	(5%)	3%	(9%)	(9%)
Total insulin	11,980	3,029	2,788	8,951	4,512	1,941	2,498
% change at CER	(4%)	(24%)	(25%)	5%	4%	4%	8%
Other Diabetes care[1]	322	(134)	(149)	456	165	187	104
% change at CER	(3%)	5%	24%	(5%)	4%	(9%)	(10%)
Total Diabetes care	50,063	31,154	28,945	18,909	9,683	3,397	5,829
% change at CER	38%	55%	56%	18%	12%	13%	31%
Wegovy®	9,614	8,608	8,608	1,006	1,006	—	—
% change at CER	311%	277%	277%	—	—	—	—
Saxenda®	1,615	325	144	1,290	704	17	569
% change at CER	(45%)	(73%)	(85%)	(23%)	(27%)	(17%)	(17%)
Total Obesity care	11,229	8,933	8,752	2,296	1,710	17	569
% change at CER	114%	151%	155%	35%	69%	(17%)	(17%)
Diabetes and Obesity care total	61,292	40,087	37,697	21,205	11,393	3,414	6,398
% change at CER	48%	70%	71%	19%	18%	12%	25%

Rare disease segment
Rare blood disorders[2]	2,934	1,525	1,465	1,409	919	16	474
% change at CER	4%	18%	19%	(9%)	(2%)	(73%)	(17%)
Haemophilia A	525	56	54	469	317	(19)	171
% change at CER	(19%)	(70%)	(71%)	6%	13%	(200%)	28%
Haemophilia B	329	158	126	171	115	4	52
% change at CER	50%	98%	159%	23%	34%	0%	6%
NovoSeven®	1,985	1,241	1,217	744	470	31	243
% change at CER	6%	31%	32%	(22%)	(15%)	52%	(37%)
Rare endocrine disorders[3]	1,264	898	887	366	190	(13)	189
% change at CER	(21%)	116%	118%	(72%)	(66%)	(120%)	(70%)
Other Rare disease[4]	373	111	18	262	204	1	57
% change at CER	5%	(9%)	(47%)	13%	16%	—	3%
Rare disease total	4,571	2,534	2,370	2,037	1,313	4	720
% change at CER	(5%)	38%	41%	(32%)	(21%)	(101%)	(41%)

Total sales	65,863	42,621	40,067	23,242	12,706	3,418	7,118
% change at CER	43%	67%	69%	12%	13%	8%	14%
% change as reported	37%	60%	62%	8%	10%	2%	9%
Share of growth	100%	87%	83%	13%	7%	2%	4%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 31 of 33

2023 sales split per area

DKK million	Total	North America Operations	The US	International Operations	EMEA	Region China	Rest of World

Diabetes and Obesity care segment
Injectable GLP-1	104,382	73,154	66,623	31,228	16,493	6,077	8,658
% change at CER	50%	54%	52%	41%	28%	78%	45%
Ozempic®	95,718	69,340	63,010	26,378	14,327	4,821	7,230
% change at CER	66%	69%	67%	58%	40%	137%	61%
Victoza®	8,664	3,814	3,613	4,850	2,166	1,256	1,428
% change at CER	(28%)	(41%)	(42%)	(13%)	(20%)	(8%)	(6%)
Rybelsus®	18,750	11,361	11,060	7,389	4,232	131	3,026
% change at CER	71%	43%	42%	142%	151%	124%	131%
Total GLP-1	123,132	84,515	77,683	38,617	20,725	6,208	11,684
% change at CER	52%	52%	50%	53%	42%	79%	61%
Long-acting insulin	14,905	3,566	2,931	11,339	7,103	1,649	2,587
% change at CER	(8%)	(31%)	(36%)	3%	2%	9%	3%
Tresiba®	7,752	1,888	1,333	5,864	3,435	848	1,581
% change at CER	(14%)	(40%)	(50%)	0%	2%	(13%)	2%
Xultophy®	3,219	332	325	2,887	1,831	409	647
% change at CER	18%	(16%)	(16%)	24%	8%	—	6%
Levemir®	3,934	1,346	1,273	2,588	1,837	392	359
% change at CER	(10%)	(17%)	(17%)	(6%)	(3%)	(22%)	4%
Premix insulin	9,574	232	216	9,342	2,570	4,441	2,331
% change at CER	(1%)	(56%)	(57%)	2%	(1%)	(2%)	13%
Ryzodeg®	3,730	—	—	3,730	587	1,965	1,178
% change at CER	40%	—	—	40%	24%	74%	12%
NovoMix®	5,844	232	216	5,612	1,983	2,476	1,153
% change at CER	(17%)	(56%)	(57%)	(14%)	(7%)	(28%)	14%
Fast-acting insulin	15,949	5,534	5,265	10,415	6,695	1,545	2,175
% change at CER	(7%)	(14%)	(14%)	(2%)	5%	(14%)	(10%)
Fiasp®	2,173	661	618	1,512	1,266	—	246
% change at CER	12%	5%	5%	16%	14%	—	25%
NovoRapid®	13,776	4,873	4,647	8,903	5,429	1,545	1,929
% change at CER	(9%)	(16%)	(15%)	(5%)	3%	(14%)	(14%)
Human insulin	7,594	1,460	1,406	6,134	1,919	1,213	3,002
% change at CER	(8%)	(25%)	(25%)	(2%)	3%	(28%)	10%
Total insulin	48,022	10,792	9,818	37,230	18,287	8,848	10,095
% change at CER	(6%)	(23%)	(25%)	0%	3%	(7%)	4%
Other Diabetes care[1]	2,312	325	267	1,987	661	892	434
% change at CER	(15%)	(30%)	(20%)	(12%)	(4%)	(18%)	(9%)
Total Diabetes care	173,466	95,632	87,768	77,834	39,673	15,948	22,213
% change at CER	29%	36%	35%	20%	20%	13%	27%
Wegovy®	31,343	29,430	29,430	1,913	1,913	—	—
% change at CER	420%	393%	393%	—	—	—	—
Saxenda®	10,289	3,887	3,306	6,402	3,780	146	2,476
% change at CER	0%	(17%)	(22%)	14%	10%	17%	20%
Total Obesity care	41,632	33,317	32,736	8,315	5,693	146	2,476
% change at CER	154%	212%	220%	47%	63%	17%	20%
Diabetes and Obesity care total	215,098	128,949	120,504	86,149	45,366	16,094	24,689
% change at CER	42%	60%	60%	22%	24%	13%	27%

Rare disease segment
Rare blood disorders[2]	11,776	5,344	5,070	6,432	4,021	372	2,039
% change at CER	3%	9%	11%	(2%)	7%	(34%)	(9%)
Haemophilia A	2,422	483	468	1,939	1,271	223	445
% change at CER	6%	(13%)	(11%)	12%	13%	193%	(18%)
Haemophilia B	1,061	477	336	584	377	13	194
% change at CER	46%	77%	128%	28%	29%	8%	27%
NovoSeven®	7,958	4,169	4,065	3,789	2,285	136	1,368
% change at CER	(3%)	8%	9%	(12%)	0%	(71%)	(11%)
Rare endocrine disorders[3]	3,836	1,791	1,757	2,045	699	216	1,130
% change at CER	(47%)	(18%)	(18%)	(60%)	(70%)	(5%)	(56%)
Other Rare disease[4]	1,551	545	203	1,006	781	5	220
% change at CER	(4%)	(18%)	(42%)	5%	1%	(17%)	23%
Rare disease total	17,163	7,680	7,030	9,483	5,501	593	3,389
% change at CER	(15%)	(1%)	(1%)	(24%)	(19%)	(26%)	(31%)

Total sales	232,261	136,629	127,534	95,632	50,867	16,687	28,078
% change at CER	36%	54%	55%	16%	17%	11%	15%
% change as reported	31%	50%	51%	11%	15%	3%	11%
Share of growth	100%	79%	74%	21%	12%	3%	6%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 32 of 33
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Net sales and operating profit at CER, EBITDA and Free cash flow.

Net sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in net sales and operating profit by adjusting for the impact of currency fluctuations.

Net sales at CER

DKK million	2023	2022	% change 2023 to 2022

Net sales	232,261	176,954	31%
Effect of exchange rates	7,658	—
Net sales at CER	239,919	176,954	36%

Operating profit at CER

DKK million	2023	2022	% change 2023 to 2022

Operating profit	102,574	74,809	37%
Effect of exchange rates	4,898	—
Operating profit at CER	107,472	74,809	44%

EBITDA
Novo Nordisk has significantly increased its Business Development M&A activities and Capital expenditure for property, plant and equipment during recent years. Novo Nordisk defines EBITDA as ’Net profit’ adjusted for 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation and impairment losses. These factors can vary substantially between companies.

EBITDA

DKK million	2023	2022	% change 2023 to 2022

Net profit	83,683	55,525	51%
Income taxes	20,991	13,537	55%
Financial income	(2,945)	(239)	N/A
Financial expenses	845	5,986	(86%)
Operating profit (EBIT)	102,574	74,809	37%
Depreciation and amortisation	7,289	6,553	11%
Impairment losses	2,124	809	163%
EBITDA	111,987	82,171	36%

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 7 / 2024

Financial report for the period 1 January 2023 to 31 December 2023	Page 33 of 33
Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through e.g. dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	2023	2022

Net cash generated from operating activities	108,908	78,887
Net cash used in investing activities	(43,892)	(24,918)
Net purchase of marketable securities	4,758	2,921
Addition on marketable securities through acquisition of business	—	1,470
Repayment on lease liabilities	(1,448)	(998)
Free cash flow	68,326	57,362

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Company announcement No 7 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 31, 2024
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer